Rayonier to Acquire Pope Resources

•	Values Pope Resources limited partnership equity at $554 million, or $126.91 per unit

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Adds fee ownership of 125,000 acres(1) of high-quality, predominantly Douglas-fir timberlands to Rayonier’s Pacific Northwest timberland portfolio; increases sustainable yield by 57 MMBF (or 455,000 tons) annually and proportion of Douglas-fir merchantable inventory from 60% to 68%

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Adds private equity timber fund business with three funds comprising 141,000 acres and assets under management of $545 million; Pope Resources co-investment of 12% represents “look-through” ownership of additional 17,000 acres

•	Augments higher-and-better-use real estate pipeline with rural and conservation land sale opportunities and high-potential improved development projects in west Puget Sound area

•	Results in targeted annual cost synergies of $5 million, consisting primarily of rationalization of corporate overhead

•	Expected to generate accretion to cash available for distribution (“CAD”)(2)(3)(4) per share in first full year

•	Employs innovative UPREIT structure to defer capital gain recognition for Pope Resources unitholders

WILDLIGHT, Fla. and POULSBO, Wash., January 15, 2020 – Rayonier Inc. (“Rayonier”) (NYSE:RYN) and Pope Resources, A Delaware Limited Partnership (“Pope Resources”) (NASDAQ:POPE) announced today that they have entered into a definitive merger agreement under which Rayonier will acquire all of the outstanding limited partnership units of Pope Resources for consideration consisting of equity and cash. Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies as well as the special committee of Pope Resources’ board composed solely of independent directors, Pope Resources unitholders will have the right to elect to receive (i) 3.929 common shares of Rayonier, (ii) 3.929 units of Rayonier Operating Partnership LP, or (iii) $125 in cash in exchange for each unit of Pope Resources, subject to a proration mechanism as described below. Based on Rayonier’s 10-day volume-weighted average price, the transaction values Pope Resources’ limited partnership equity at $554 million, or $126.91 per unit (assuming 70% of the Pope Resources units are exchanged for equity consideration and 30% are exchanged for cash consideration).
Following the closing of the transaction, Rayonier Operating Partnership LP (n/k/a Rayonier Operating Company LLC) will own all of the assets of Rayonier and Pope Resources and will be the operating partnership of Rayonier’s umbrella partnership real estate investment trust (“UPREIT”). The units of Rayonier Operating Partnership LP can be converted into cash based on the market price of Rayonier common shares or, at Rayonier’s option, exchanged for Rayonier common shares on a 1:1 basis, following a 60-day notice period. Pope Resources unitholders that elect to receive Rayonier Operating Partnership LP units will generally defer any capital gain recognition on their Pope Resources units until they exchange those units for cash or Rayonier common shares.
“We are delighted to be combining two premier pure-play timber organizations using an innovative tax-deferred UPREIT structure,” said David Nunes, President and CEO of Rayonier. “Pope Resources has a strong track record as a best-in-class Pacific Northwest timberland operator and possesses an excellent set of assets in high-quality markets. Our two organizations have very compatible cultures, a complementary set of assets and a shared dedication to value maximization through intensive silvicultural practices and higher-and-better-use real estate operations. The addition of these high-quality Pacific Northwest timberlands increases Rayonier’s ownership in the region to 504,000 acres, adds 57 MMBF to our sustainable yield, increases our proportion of Douglas-fir inventory and offers a complementary age-class fit. We look forward to completing this transaction by mid-year, which continues our strategy of adding high-quality timberlands in strong log markets and building long-term value for our shareholders through prudent capital allocation.”
“This transaction is the culmination of a thorough process undertaken by Pope Resources’ board to maximize value for our unitholders,” said Tom Ringo, President and CEO of Pope Resources. “Rayonier is the leading pure-play timberland REIT, with a well-diversified portfolio of timberlands and an established track record of creating long-term value from its assets. This transaction will provide our unitholders with the opportunity to defer capital gain recognition and participate in Rayonier’s long-term upside potential, benefitting from a well-managed and diversified timberland portfolio while still enjoying a strong dividend yield. Like Pope Resources, Rayonier has a rich heritage of sustainably managing timberlands, and we look forward to working closely with them to realize the benefits of this combination on behalf of our unitholders.”
Transaction Highlights

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Complementary Timberland Portfolios. The combination will allow Rayonier to meaningfully enhance the scale, diversity and cash flow potential of its Pacific Northwest timberland portfolio, while allowing Pope Resources unitholders to participate in the long-term upside of a more diverse timberland and real estate portfolio. The addition of Pope Resources’ 125,000 acres(1) will increase Rayonier’s Pacific Northwest sustainable yield by 32% and will increase its proportion of Douglas-fir merchantable inventory from 60% to 68%. The combined organization will benefit from sharing best-in-class silvicultural practices and optimizing log merchandising and logistics, and further expects to realize operational efficiencies and cost savings from integrating systems and personnel.

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High-Value HBU and Real Estate Development Projects. Pope Resources’ land portfolio includes several high-potential HBU and real estate development opportunities, including projects in Gig Harbor, Port Gamble, Kingston and Bainbridge Island in the west Puget Sound area. These projects, as well as significant conservation and rural land sale opportunities within the Pope Resources portfolio, will significantly enhance Rayonier’s pipeline of value-added HBU opportunities.

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Attractive Private Equity Timber Fund Business. Pope Resources operates a private equity timber fund business with three funds and total assets under management of $545 million, consisting of 141,000 acres of timberland located in the Pacific Northwest. The timber fund business has historically provided Pope Resources with enhanced operational scale, access to institutional capital for growth and incremental cash flow from asset management fees. Based on its weighted average co-investment of 12%, Pope Resources’ proportionate ownership in these funds represents an additional 17,000 acres with a pro-rata appraised value of $65 million (or $59 million, net of fund debt).

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Accretive to Cash Flow. Rayonier expects that the transaction will increase annual Adjusted EBITDA(3)(4)(5) and CAD(2)(3)(4) by approximately $38 million and $25 million, respectively, over the next five years. These anticipated increases are driven, in part, by estimated annual cost synergies of approximately $5 million, reflecting a reduction of overhead costs and the elimination of redundant public company costs.

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Prudent Capital Structure. By limiting cash consideration to approximately 30% of the total limited partnership units of Pope Resources, Rayonier will be able to maintain conservative credit metrics consistent with its long-term targets. Rayonier remains committed to maintaining its investment grade credit rating.

Transaction Details
Proration Mechanism: Pursuant to the terms of the agreement, elections will be subject to proration to ensure that the aggregate amount of cash, on the one hand, and Rayonier common stock and Rayonier operating partnership units, on the other hand, that are issued in the merger would be equal to the amounts issued as if every Pope Resources unit received 2.751 Rayonier common shares or Rayonier operating partnership units and $37.50 in cash. If elections for the Rayonier common shares and Rayonier operating partnership units are oversubscribed, then to reduce the effect of such proration Rayonier may, in its discretion, add additional equity (and decrease the amount of cash) payable to the Pope Resources unitholders making such elections.
GP Consideration: The merger agreement also provides for Rayonier to acquire the general partner entities of Pope Resources, Pope MGP, Inc. and Pope EGP, Inc., for consideration consisting of $10 million of cash (exclusive of the Pope Resources units owned by these entities).
Valuation: Inclusive of the general partner consideration described above, the transaction values Pope Resources’ total equity at $564 million and its enterprise value at $656 million (excluding fund net debt).
Transaction Support: The general partners of Pope Resources have approved the transaction, and certain affiliated unitholders holding approximately 16% of the outstanding limited partnership units have entered into voting agreements to vote in favor of the merger.
Timing and Approvals
The transaction is expected to close in mid-2020. The transaction requires approval of a majority of the Pope Resources unitholders and is subject to customary closing conditions and regulatory approvals.
Advisors
Credit Suisse is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Rayonier. Centerview Partners is serving as financial advisor and Munger, Tolles & Olson LLP is serving as legal advisor to the special committee of Pope Resources’ board. Davis Wright Tremaine LLP is serving as legal counsel to Pope Resources.
Conference Call Information
Rayonier will host a conference call and live webcast on Wednesday, January 15 at 8:30 a.m. Eastern Time / 5:30 a.m. Pacific Time to discuss the transaction. Access to the live webcast and presentation will be available at www.rayonier.com. Investors may listen to the conference call by dialing 800-369-1184 (domestic) or 415-228-3898 (international), passcode: Rayonier. A replay of the conference call will be available one hour following the call until Friday, February 14, 2020 by dialing 866-451-8971 (domestic) or 203-369-1204 (international), passcode: 11520.

(1)	Includes approximately 6,000 acres representing long-term timber deeds, timber reservations from prior land sales, and lands located within real estate project areas.

(2)
Cash Available for Distribution (CAD) is defined as cash provided by operating activities adjusted for capital spending (excluding timberland acquisitions and real estate development investments) and working capital and other balance sheet changes. CAD is a non-GAAP measure that management uses to measure cash generated during a period that is available for common stock dividends, distributions to the New Zealand minority shareholder, repurchase of the Company's common shares, debt reduction, strategic acquisitions and real estate development investments. CAD is not necessarily indicative of the CAD that may be generated in future periods.

(3)
Rayonier has presented forward-looking statements regarding Adjusted EBITDA and Cash Available for Distribution (CAD). These non-GAAP financial measures are derived by excluding certain amounts, expenses or income from the corresponding financial measures determined in accordance with GAAP.  The determination of the amounts that are excluded from these non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts recognized in a given period. We are unable to present a quantitative reconciliation of forward-looking Adjusted EBITDA and CAD to their most directly comparable forward-looking GAAP financial measures because such information is not available, and management cannot reliably predict all of the necessary components of such GAAP measures without unreasonable effort or expense.  In addition, we believe such reconciliations would imply a degree of precision that would be confusing or misleading to investors. These non-GAAP financial measures are preliminary estimates and are subject to risks and uncertainties, including, among others, changes in connection with quarter-end and year-end adjustments. Any variation between the company’s actual results and forward-looking financial data set forth above may be material.

(4)	Excludes transaction expenses and costs to achieve synergies.

(5)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization, the non-cash cost of land and improved development, non-operating income and expense and Large Dispositions. Adjusted EBITDA is a non-GAAP measure that management uses to make strategic decisions about the business and that investors can use to evaluate the operational performance of the assets under management. It removes the impact of specific items that management believes do not directly reflect the core business operations on an ongoing basis. Adjusted EBITDA for the expected five-year average annual financial impact is calculated on a “look-through” basis, which combines the Partnership’s Timber and its 20%, 5%, and 15% ownership interests in Fund II, Fund III, and Fund IV, respectively.

About Rayonier
Rayonier is a leading timberland real estate investment trust with assets located in some of the most productive softwood timber growing regions in the United States and New Zealand. As of September 30, 2019, Rayonier owned, leased or managed approximately 2.6 million acres of timberlands located in the U.S. South (1.8 million acres), U.S. Pacific Northwest (379,000 acres) and New Zealand (414,000 acres). More Information is available at www.rayonier.com.
About Pope Resources
Pope Resources, a publicly traded limited partnership, and its subsidiaries Olympic Resource Management and Olympic Property Group, own and manage 125,000 acres of timberland and higher-and-better-use properties in Washington. In addition, Pope Resources co-invests in and consolidates three private equity timber funds that own 141,000 acres of timberland in Washington, Oregon, and California. The Partnership and its predecessor companies have owned and managed timberlands and development properties for over 165 years. Additional information on the company can be found at www.poperesources.com.
Cautionary Statement Regarding Forward-Looking Information
In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Rayonier and Pope Resources operate and beliefs of and assumptions made by Rayonier’s management and Pope Resources’ management, involve uncertainties that could significantly affect the financial or operating results of Rayonier, Pope Resources or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, expectations about the likelihood and timing of closing, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the proposed transaction involving Rayonier and Pope Resources, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to (i) benefits of the proposed transaction to stockholders, employees and other constituents of the combined company, (ii) synergies and other cost savings as a result of completion of the proposed transaction, (iii) the expected timetable for completing the proposed transaction or integration of the two companies, (iv) general conditions in the geographic areas where Rayonier or Pope Resources operate, (v) creating value for stockholders, (vi) changes in timber prices, (vii) changes in sales or contribution volume of developed properties and (viii) the availability of capital are each forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: risks associated with achieving expected synergies and other costs savings; risks associated with the ability to complete the proposed transaction and the timing of the closing of the proposed transaction; risks of litigation or threats of litigation that may increase the cost of completing the transaction or may give rise to unanticipated costs or other uncertainties regarding the same; the ability to successfully integrate our operations and employees following the closing of the proposed transaction; the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans; the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Rayonier or Pope Resources; the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction; those additional risks and factors discussed in reports filed with the SEC by Rayonier and Pope Resources from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Rayonier and Pope Resources disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.
Important Additional Information and Where to Find It
In connection with the proposed merger, Rayonier and its subsidiary, Rayonier Operating Partnership LP, will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in Rayonier Operating Partnership LP to be issued in connection with the merger. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of Pope Resources seeking their approval of the merger-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE RESOURCES AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope Resources at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope Resources will be available free of charge by accessing Pope Resources’ website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope Resources at 19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370.
PARTICIPANTS IN THE SOLICITATION
Rayonier and Pope Resources and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope Resources in respect of the proposed transaction under the rules of the SEC. Information about Pope Resources’ directors and executive officers is available in Pope Resources’ Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope Resources using the sources indicated above.
NO OFFER OR SOLICITATION
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Rayonier Contact	Pope Resources Contact
Investors / Media Mark McHugh SVP and CFO (904) 357-9100	Investors / Media Daemon Repp VP and CFO (360) 697-6626